Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

[Below is the transcript of a video presentation made available to employees of VNU N.V. and IMS Health Incorporated]

Announcing a New Partnership: VNU & IMS

The Global Leader in Market Intelligence

ROB VAN DEN BERGH
Chairman & CEO, VNU
Hello, colleagues. Today is an exciting day. VNU and IMS have today announced a merger. We worked hard at it the last few months, and it is always great if you come at a moment that it is there. And I’m happy to introduce to you my new colleague Dave Carlucci.

DAVE CARLUCCI
CEO, IMS HEALTH
Thank you, Rob. I’m very pleased to be a part of this momentous day for both companies, VNU, and IMS Health. I’m Dave Carlucci, and I’m the CEO of IMS.

This is a very, very important day for us with the merger of these two great companies, VNU and IMS. We serve a very dynamic customer set together and putting these two companies together will create the largest, most thorough and exciting global market intelligence company in the world.

We’ve worked together for the last two and a half years, looking at opportunities, where we could enhance customer value. And today, it culminates in putting these two fantastic companies together.

We’ll have revenues of 4.8 billion euros. A little over five and a half billion dollars. We’ll have over 44,000 employees. We’ll do business in over 100 countries and we’ll have the ability to leverage business intelligence capability across the company.

ROB VAN DEN BERGH
Over time, we became convinced that this deal made sense. We worked in three different areas together. We worked in the U.K. on a project. We had a joint venture in India. We worked in Japan.

I think it all showed that the combination of what VNU is doing, and what IMS is doing, can bring enormous value to our clients.

DAVE CARLUCCI
For our new colleagues at VNU, let me tell you a little bit about IMS. We are the number one provider of information, analytics and consulting and services, to the pharmaceutical industry.

We serve the broader health care market, but traditionally we have served our pharma customers with deep intelligence about their sales forces, about their market, about their launch plans, and about their brands. We are 6400 people strong in over 100 countries, and we represent about $1.6 billion, or 1.3 billion euro.

ROB VAN DEN BERGH
I’d like to introduce the three businesses of VNU to you: Business Information, Media Measurement and Information, and Marketing Information. We are a very strong in the U.S. with trade books, very well known brands like Billboard, Hollywood Reporter, and a lot of business service titles. And in trade shows, we are a formidable player.

Marketing Information is our biggest activity. With A.C. Nielsen, we serve the CPG industry. It’s a very, very strong position we have worldwide in 100 countries. BASES, the leader in forecasting. Spectra, very strong player in targeting. Claritas, very strong in geo-demographics.

We are active in the entertainment industry. We measure books. We measure films. We measure DVDs. We measure music and we measure video games. We measure who is buying what on the Net. We all know Nielsen Media Research, the currency in the television industry, a 60 billion dollar industry. People base their decisions on our information.

We have a lot of talent. We have very strong products. We are both very innovative companies, and I think if you bring that to the new company, under one new roof, you create something which is formidable.

A POWERFUL COMBINATION

DAVE CARLUCCI
One of the things that the combination of these two companies bring is an in depth knowledge of our clients’ business.

I’ve also been very impressed in the people I’ve gotten to meet, who lead the VNU businesses. And I do believe that we’re very compatible. Because at our core, we’re an information company. But we’re growing to be broad-based market intelligence companies.

ROB VAN DEN BERGH

We want to serve our clients with our must have data, and we are both very, very keen to develop more and more new services. That’s the driving line in the two businesses, and I feel good about it. It needs a lot of work to make it a success.

MEMBERS OF THE NEW MANAGEMENT TEAM

ROB VAN DEN BERGH
I am happy to announce that David Carlucci is becoming the Deputy CEO of the new company. He is going to run three legs of the company, Marketing, Media, and IMS, of course. And he’ll drive not only the resources of the separate legs, and he’ll drive the synergies. He has a great experience with IBM.

ROB VAN DEN BERGH.
I’m happy that Rob Ruijter continues to be the CFO, with his enormous experience with KLM-Air France, went through a merger before, so he brings special experience to the table.

I’m very happy also to introduce to you Nancy Cooper, the CFO of IMS. She is going to be focused from day one on all the integration aspects of this deal.

DAVE CARLUCCI
We have a unique opportunity to join a very strong team at VNU. That brings us a great feeling about our ability to work together, our ability to attack global opportunities and to serve our clients.

BRINGING THE BEST TOGETHER

ROB VAN DEN BERGH
I’d like to say, to my VNU colleagues, you are used to change. This means another change. This means most of all, a very positive change. It means you are part of a bigger and stronger company.

But I count on you to do the work you have to do today and tomorrow. IMS, I’m very, very proud that you are going to join VNU. I think what Dave and I are going to do is to create the best of two. We bring the best talents together, we bring the best methods together, we bring the best experience together.

DAVE CARLUCCI
I’d like to thank the IMS team for the terrific path of growth and expansion we’ve been on together over the last several years. And I’d like to welcome to the new team all of the VNU colleagues who have also demonstrated great expertise in their business, and who have led to a growth company. I think together we have a very, very unique opportunity, and so I welcome everyone to the new VNU company.

ROB VAN DEN BERGH
I hope that this deal makes us all more proud of the company we work for. I think both companies have a strong tradition, have successful market position, do very well. They are strong. And the combined company is even a stronger company.

DAVE CARLUCCI
And that creates nothing but opportunity for our colleagues, and I’m excited about that, and I think it gives us great pride that we’ve been able to pull this together. It’s hard work. We’ve got a lot of hard work ahead of us, but it’s an exciting journey.

ROB VAN DEN BERGH
We are on the way to create a powerhouse. We are on the way to make this a big success.

•••

About IMS Health Incorporated

IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX). Additional information is available at http://www.imshealth.com.

About VNU N.V.

VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).

Additional Information and Where to Find It

     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants in Solicitation

     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s

Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Regulation G Legend

This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.